Mynaric secures another USD 28 million bridge loan, extends three outstanding bridge loans, agrees to USD 25 million restructuring loan and resolves on reorganization under StaRUG

MUNICH, February 7, 2025 – Mynaric AG (NASDAQ: MYNA; ISIN: US62857X1019) (FRA: M0YN; ISIN: DE000A31C305) (the “Company”) announces the grant of a fourth bridge loan, the extension of the maturity date of its three outstanding bridge loans, agrees to a new restructuring loan and resolves on a financial restructuring by proceedings under the German Corporate Stabilization and Restructuring Act (Gesetz über den Stabilisierungs- und Restrukturierungsrahmen für Unternehmen (“StaRUG”).

Bridge Loans

The Company today entered into an amendment to its existing loan agreement with its U.S.-based lenders CO FINANCE II LVS I LLC and OC III LVS LIII LP (“U.S. Lenders”), which are funds affiliated with the U.S.-based global investment management firm Pacific Investment Management Company LLC (“PIMCO”), pursuant to which the U.S. Lenders agreed to provide a fourth bridge loan in the amount of USD 28 million. Such bridge loan is in addition to the USD 95 million originally provided under such loan agreement and the three bridge loans in the aggregate amount of USD 21.5 million that the U.S. Lenders provided in the fourth quarter of 2024 and which they now assigned to SCUR-Alpha 1797 GmbH, a German-based special purpose vehicle affiliated with PIMCO (“SPV”). The new bridge loan is to cover the expected ongoing operational and working capital needs of the Company until the anticipated time of the conclusion of the StaRUG proceedings.

The new bridge loan will be provided directly to the Company and will be guaranteed by each of its subsidiaries. The new bridge loan will bear interest at a fixed rate equal to 4.5% per annum and will mature on February 7, 2031. The availability of the new bridge loan is subject to the satisfaction of certain conditions. The Company expects to satisfy all necessary conditions and have the bridge loan available today, to meet ongoing operational and working capital needs until conclusion of the StaRUG proceedings.

In addition, the maturity date of the three outstanding USD 21.5 million bridge loans that was extended to February 7, 2025 last week is further extended to June 30, 2025. The three bridge loans can still be terminated early if, among other things, the previously commissioned independent German restructuring expert provides notice on or prior to the maturity date of the bridge loans that it is no longer more likely than not that the Company is capable of being restructured.

The provision that the Company made in December 2024 for contingent liabilities resulting from guarantee obligations in the amount of all outstanding loans under the existing credit agreement, including interest and exit fee, remains in place.

Restructuring Loan

The Company today also entered into a separate loan agreement with the U.S. Lenders pursuant to which they would provide additional loans in the amount of USD 25 million to cover expected capital needs to support the Company’s production plan and fund its ongoing operations in accordance with the restructuring plan (“Restructuring Loan”).

The Restructuring Loan will be guaranteed and secured by the Company and each of its subsidiaries and bears interest at a rate of 8% p.a. The availability of the Restructuring Loan is subject to the satisfaction of certain conditions, including that the StaRUG reorganization plan is approved and that the required security is granted. The Company expects to satisfy such conditions and all other applicable conditions, and have the Restructuring Loan fully available as of the restructuring plan becoming effective. The Restructuring Loan will mature on December 31, 2028 and may be terminated early upon, among other things, certain customary events of default.

StaRUG Proceedings

The management board of the Company, with approval of the supervisory board of the Company, resolved today to notify the competent Munich Local Court – Restructuring Court – of a restructuring project in accordance with the StaRUG, and will submit a corresponding notification to the Restructuring Court with a draft restructuring plan still today. An exploration and consultation meeting (Erörterungs- und Abstimmungstermin) shall be scheduled once the final restructuring plan has been submitted to the Restructuring Court. Suppliers and customers of the Company are not affected by the restructuring plan.

According to the terms of the draft restructuring plan, the currently existing term loans in the aggregate amount of USD 95 million and the three bridge loans in the aggregate amount of USD 21.5 million as well as accrued interest thereon and any exit fee in respect thereof shall be waived by the SPV.

Furthermore, the draft restructuring plan regulates the rights of the Company’s current shareholders and provides for a capital reduction to zero followed by a capital increase without subscription rights for the Company’s current shareholders. Under the terms of the draft restructuring plan, only the SPV shall receive the opportunity to subscribe for new shares in the Company in consideration for the substantial waiver of claims by the SPV and, thus, its indispensable contribution to the Company’s financial restructuring and going concern. The SPV has, subject to certain conditions precedent, already agreed to subscribe the new shares in the Company, and – together with the U.S. Lenders – supports the implementation of the financing concept by way of StaRUG proceedings. The agreement reached with the SPV and the U.S. Lenders secures the necessary majorities in the StaRUG proceedings. Accordingly, the StaRUG proceedings may result in a full delisting of Mynaric and all existing Mynaric shareholders losing all of their investment in the Company with the restructuring plan becoming legally effective and the capital measure being registered. The Company expects the StaRUG proceedings to close in Q2/2025.

The Company concluded that the initiation of the StaRUG proceedings is without alternative. Without the measures provided for in and outside of the draft restructuring plan, all of which depend on the consent of the affected lenders, the Company would be illiquid still in February 2025 and already (on the balance sheet) over-indebted and would therefore immediately have to file for insolvency. Due to the economic situation of the Company and its subsidiaries a (partial) refinancing or assumption of additional debt has proven to be no option as all material assets of the highly leveraged Company and its subsidiaries already serve as collateral for existing liabilities and are encumbered accordingly. Furthermore, a refinancing through a capital increase with involving the current Mynaric shareholders has no prospect of success as the Company could not find an investor willing to participate in and backstop a capital increase or a public takeover bid in the Company’s current situation, given its high level of debt and the time constraints due to the Company’s deteriorating liquidity.

The draft restructuring plan and thus the recovery of the Company depends largely on a significant reduction of the Company’s debt, which can only be achieved through a comprehensive debt waiver of the lender. However, the SPV has made its (continued) support of the Company and its debt waiver explicitly conditional upon the contemplated capital reduction to zero followed by a capital increase without subscription rights for existing Mynaric shareholders.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

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